Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"PRESEND LLC", A WYOMING LIMITED LIABILITY COMPANY,

WITH AND INTO "PRESEND, INC." UNDER THE NAME OF "PRESEND, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2024, AT 9:42 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

2416659 8100M
SR# 20241616601

Authentication: 203324316
Date: 04-24-24

DocuSign Envelope ID: 29AEAAC7-2725-4A2A-B03B-542E8D568495

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:42 AM 04/24/2024
FILED 09:42 AM 04/24/2024
SR 20241616601 - File Number 2416659

Execution Version

STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATION AND
FOREIGN LIMITED LIABILITY COMPANY

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name of the Delaware corporation is PreSend, Inc., and the name of the foreign limited liability company being merged into the Delaware corporation is Presend LLC, a Wyoming limited liability company.

SECOND: The Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent entities in accordance with Section 264 of the Delaware General Corporation Law.

THIRD: The name of the surviving corporation is PreSend, Inc.

FOURTH: The Certificate of Incorporation of the surviving corporation shall be amended and restated in its entirety to read in the form attached hereto as Exhibit A.

FIFTH: The merger is to become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: The executed Agreement and Plan of Merger is on file at 15301 SW 144th St., Miami, Florida, 33196, an office of the surviving corporation.

SEVENTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of any constituent corporation or member of any constituent limited liability company.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by an authorized officer, the 24th day of April, A.D., 2024.

DocuSigned by:

By: ______________________
4E2FA7F7614343D...
Name: Drew Wolfer
Title: President

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

[See attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PRESEND, INC.

* * * * * *

FIRST. The name of the Corporation is PreSend, Inc. (the "Corporation").

SECOND. The registered office of the Corporation in the State of Delaware and New Castle County shall be 1313 N. Market Street, Suite 5100, Wilmington, Delaware 19801. The registered agent at such address shall be PHS Corporate Services, Inc.

THIRD. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of all classes of capital stock that the Corporation has authority to issue is 216,500 shares, consisting of: (i) 66,500 shares of Class A Stock, par value $0.001 per share (the "Class A Stock"); (ii) 100,000 shares of Class B Stock, par value $0.001 per share (the "Class B Stock"), and (iii) 50,000 shares of Class C Stock par value $0.001 per share (the "Class C Stock" and together with the Class A Stock and the Class B Stock, the "Capital Stock").

FIFTH. The designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows (unless otherwise indicated, references to "Sections" in this ARTICLE FIFTH refer to sections of this ARTICLE FIFTH):

1. **Voting; Election of Directors.**

1.1 ***Class A Stock and Class B Stock.*** Except as otherwise provided herein or by applicable law, the holders of shares of Class A Stock and Class B Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Stock or Class B Stock shall be entitled to one vote for each share of such Class A Stock or Class B Stock respectively held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. There shall be no cumulative voting.

1.2 ***Class C Stock.*** Each holder of Class C Stock shall not be entitled to vote except as required by applicable law. The

number of authorized shares of Class C Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and without a separate class vote of the holders of the Class C Stock.

1.3 ***Election of Directors.*** The holders of record of the shares of Class A Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "Class A Director"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Class A Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 1.3, then any directorship not so filled shall remain vacant until such time as the holders of the Class A Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Stock and Class B Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 1.3, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 1.3.

2. **Dividends**.

2.1 ***Class B Stock.*** Class B Stock shall not be entitled to receive dividends.

2.2 ***Class A Stock and Class C Stock.*** In any calendar year, the holders of outstanding shares of Class A Stock and Class C Stock shall be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and *pro rata* among the holders of Class A Stock and Class C Stock in proportion to the number of shares of Class A Stock and Class C Stock held by them. The right to receive dividends on shares of Class A Stock or Class C Stock shall not be cumulative, and no right to dividends shall accrue to holders of Class A Stock or Class C Stock by reason of the fact that dividends on said shares are not declared or paid.

2.3 ***Non-Cash Distributions.*** If a dividend shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the board of directors.

SIXTH. The election of the directors of the Corporation need not be by written ballot unless the bylaws of the Corporation shall so provide.

SEVENTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation.

EIGHTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors of the Corporation; provided, however, that the Class A Director shall be entitled to three (3) votes on each matter presented to the Board of Directors of the Corporation; provided, further, that the affirmative vote of the Class A Director shall be required for the authorization by the Board of Directors of the Corporation of any matter set forth in Section 2.3 or Section 3.2 of that certain Stockholders' Agreement, dated as of the effective date of this Amended and Restated Certificate of Incorporation, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

NINTH. Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such

place or places as may be designated from time to time by the Board of Directors of the Corporation or in the bylaws of the Corporation.

TENTH. To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, provided that this ARTICLE TENTH shall not eliminate or limit the liability of: (i) a director or officer for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders; (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the DGCL; (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the Corporation. If the DGCL is amended after the filing of this Amended and Restated Certificate of Incorporation of which this ARTICLE TENTH is a part to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing provisions of this ARTICLE TENTH by the stockholders of the Corporation shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ELEVENTH. The Corporation shall, to the maximum extent permitted from time to time under the laws of the State of Delaware, indemnify and hold harmless, and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim ("Claim"), whether civil, criminal, administrative or investigative Claim, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such Claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any Claim or counterclaim initiated by or on behalf of such person. Such rights are in addition to any similar rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this ARTICLE ELEVENTH shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

TWELFTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation (or any of its subsidiaries) to the Corporation or any of the Corporation's stockholders; or (iii) any action asserting a claim arising pursuant to any provision

of the DGCL or this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation.